

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 8, 2008

Mr. Ian S. Walton
Chief Financial Officer
Aurizon Mines LTD.
Suite 3120, Park Place, 666 Burrard Street
Vancouver, British Columbia V6C 2X8

> **Re:** **Aurizon Mines LTD.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed April 3, 2008**
> **Response letter dated July 23, 2008**
> **File No. 001-31893**

Dear Mr. Walton:

We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2007

Note 19 Differences Between Canadian and United States Generally Accepted Accounting Principles, page 51

General

1.   As a follow-up to prior comment number one from our letter dated July 17, 2008, please provide us with a sample of the disclosures you intend to include in future filings for our review.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief